

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 5, 2016

A. Robert D. Bailey, Esq.
Allergan plc
Chief Legal Officer and Corporate Secretary
Clonshaugh Business and Technology Park
Coolock, Dublin, D17 E400, Ireland

> **Re: Tobira Therapeutics, Inc.**
> **Schedule TO-T**
> **Filed October 3, 2016 by Allergan plc**
> **File No. 005-87592**

Dear Mr. Bailey:

We have limited our review of the filing to those issues we have addressed in our comments. Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and any information you provide in response to these comments, we may have additional comments.

Schedule TO-T

Cover Page | Amount of Filing Fee

1. Please provide us with a brief legal analysis that explains whether or not the filing fee was calculated in accordance with Rule 0-11(d) and corresponding Rule 0-11(a)(4), or revise.

2. The filing fee table does not reflect an offset permitted under Rule 0-11(a)(2) for a fee previously paid in connection with previously filed registration statement. Please provide us with a brief legal analysis that explains whether registration of offer of the CVR was required under Section 5 of the Securities Act of 1933.

Cover Page | General

3. While we recognize Allergan plc and Allergan Holdco have executed the Schedule TO, the cover page of the filing only identifies them as the "Parent of Offeror." General Instruction K.(1) of Schedule TO, codified at Rule 14d-100, defines the term Offeror consistent with Rule 14d-1(g)(2) to include persons on whose behalf the offer is being made. Please revise.

Item 10. Financial Statements

4. Given that the offer consideration does not consist solely of cash, please provide us with a brief legal analysis that explains the basis for the position that the financial condition of the bidders is immaterial to a shareholder's decision whether or not to participate in the offer.

Exhibit (a)(1)(A) – Offer to Purchase

Summary Term Sheet | Is it possible that no payments will be payable to holders of [CVRs]?

5. Given the uncertainty of the total consideration to be paid to security holders, please provide us with a brief legal analysis that explains whether or not the offer complies with Item 4 of Schedule TO and corresponding Item 1004(a)(1)(ii) of Regulation M-A.

Terms of the Offer, page 14

6. We note the statement that any extension, waiver or amendment of the offer will be followed "as promptly as practicable" by public announcement if required. Please revise this reference to conform to the requirements of Rules 14d-3(b)(1) and 14d-4(d)(1).

7. We noticed the representation that the "Purchaser expressly reserves the right" to "terminate the Offer…" This right was not qualified by a reference to the conditions to which the offer is subject. A tender offer subject to termination at any time for any reason and in the absolute discretion of the bidders would be viewed as illusory and in contravention of Section 14(e). Please revise to remove the implication that the tender offer may be terminated on grounds other than those identified under Section 15. Conditions of the Offer.

Acceptance for Payment and Payment for Shares, page 15

8. Please revise to indicate how the bidders are complying with the prompt payment requirement in Rule 14e-1(c) with respect to the issuance of the CVR.

Withdrawal Rights, page 19

9. We noticed the representation that "all questions as to the form and validity [ ] of any notice of withdrawal and our determination will be final and binding." Please revise to expressly indicate that security holders may challenge the bidders' determinations in a court of competent jurisdiction.

Conditions of the Offer, page 55

10. Refer to the statement that indicates "[t]he foregoing conditions are in addition to, and not a limitation of, the rights of Parent and Purchaser to [ ] terminate [ ] the Offer…" Please reconcile this representation with Section 14(e).

11. We note disclosure that the conditions may be asserted or waived at any time and the failure by Parent or Purchaser to exercise any of the conditions shall not be deemed a waiver of any such right. To the extent an offer condition is triggered, and such conditions is not asserted to terminate the offer or not waived, the decision to proceed with the offer is interpreted by us as a waiver of such condition. Please revise to clarify that all conditions to the offer, other than those conditions dependent upon the receipt of government approvals necessary to consummate the offer, must be satisfied or waived at or prior to the expiration of the offer.

12. The disclosure that indicates the offer conditions may be deemed an ongoing right which may be asserted at any time from time to time implies that offer conditions may be asserted following the expiration date of the offer. Notwithstanding the earlier reference to "11:59 P.M. on the Expiration Date," please revise to make clear that all offer conditions, other than those dependent upon the receipt of government approvals, must be satisfied or waived by the time the tender offer expires.

13. To the extent that offer conditions may be triggered through actions or inactions by the bidder and ultimately serve as the basis for termination of the tender offer, the tender offer would be viewed as illusory and in contravention of Section 14(e). Please revise to remove the implication that the tender offer may be terminated at the convenience of the bidders by means or circumstances under their control, or advise.

Miscellaneous, page 61

14. The disclosure states that "the offer is not being made to (nor will tenders be accepted from or on behalf of) holders of Shares in any jurisdiction in which the making of the Offer or the acceptance thereof would not be in compliance with" the laws of such jurisdiction. If the bidders are attempting to rely on Rule 14d-10(b)(2), please note that Rule 14d-10(b)(2) is restricted by interpretation to U.S. state law. While Rules 14d-4 and 14d-10 do not affirmatively govern the dissemination of tender offers into jurisdictions, Rule 14d-10(a)(1) makes clear that the tender offer must be held open to all members of the subject class of equity being sought. Please revise consistent with Rule 14d-10(a)(1), or advise. For guidance, refer to Exchange Act Release No. 34-58597, Section II.G.1 (September 19, 2008).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact me at (202) 551-3266 if you have any questions regarding our comments.

Sincerely,

/s/ Nicholas P. Panos

Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

cc: Via E-mail
Andrew Ment, Esq.
Covington & Burling LLP